SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                                  Serono S.A.
                     ---------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                     ---------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                     ---------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-  X    FForm 40-F
             -----            -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                        -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                        -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No   X
         -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     )
                                                 -----


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SERONO                                                                    PFIZER
[GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE
---------------------


MULTIPLE SCLEROSIS PATIENTS ON REBIF(R) MORE LIKELY TO REMAIN RELAPSE FREE THAN
                        PATIENTS ON AVONEX(R) AT 48 WEEKS

   HEAD-TO-HEAD STUDY OF INTERFERON BETA-1A TREATMENTS PUBLISHED IN NEUROLOGY


GENEVA, SWITZERLAND, ROCKLAND, MA, AND NEW YORK, NY, NOVEMBER 25, 2002-SERONO, S.A. (VIRT-X: SEO AND NYSE: SRA) AND PFIZER INC (NYSE: PFE)
Serono's multiple sclerosis therapy, Rebif(R) (interferon beta-1a), was shown to be more effective than Avonex(R) (interferon beta-1a) in reducing relapses and active brain lesions in patients with relapsing remitting MS over 24 and 48 weeks, according to data published in the current edition of the journal Neurology.(1).

"Now that there are a variety of MS therapies available, it is important that patients and their physicians have data from a comparative study to help them in making informed choices," said Hillel Panitch, M.D., a University of Vermont College of Medicine researcher for the EVIDENCE Study Group. "The publication of the 48-week study results will enable the MS community to examine in detail the scientific data supporting the clinical superiority of Rebif(R) over Avonex(R) at reducing frequency of relapses."

Multiple sclerosis is a chronic, inflammatory condition of the nervous system and is the most common, non-traumatic, neurological disease in young adults. MS may affect up to two million people worldwide. While symptoms can vary, the most common symptoms of MS include blurred vision, numbness or tingling in the limbs and problems with strength and coordination. The relapsing forms of MS are the most common.

The EVIDENCE study, which involved 677 patients with relapsing remitting MS, was designed to compare the proportion of MS patients treated with either Rebif(R) or Avonex(R) who were relapse-free after 24 (primary endpoint) and 48 weeks. The data show that 75% of patients who received Rebif(R) (44 mcg administered subcutaneously, three times weekly) did not have a relapse after 24 weeks of treatment compared to 63% of patients treated with Avonex(R) (30 mcg administered intramuscularly, once weekly) (p<0.001).

                                     -more-


---------------
(1) Panitch H, Goodin DS, Francis G, et al. Randomized, comparative study of interferon beta-1a treatment regimens in MS: The EVIDENCE Trial. Neurology 2002; 59: 1496-1506.

This improvement was sustained at 48 weeks at which point 62% of Rebif(R) patients were relapse-free as compared to 52% of Avonex(R) patients (p=0.009). At 24 and 48 weeks, Rebif(R) patients had a 19% relative increase in remaining relapse free as compared to Avonex(R) patients.

Magnetic resonance imaging (MRI) was used to assess brain lesions periodically throughout the 48-week study. Patients treated with Rebif(R) had fewer active lesions per MRI scan for all activity measures with effects seen within 2-3 months of starting treatment. There was an approximate one-third relative difference in favor of Rebif(R) and treatment effects were maintained over 48 weeks for measures of lesion activity. The exact relationship between MRI findings and clinical outcomes for patients is unknown.

Adverse events reported more frequently with Rebif(R) were injection site reactions (83%), asymptomatic liver function test changes (18%) and white blood cell abnormalities (11%). These events were generally mild. The incidence of other events, including flu-like symptoms, did not show a statistically significant difference between the groups. Serious adverse events and discontinuations of therapy were also comparable between the groups.

Neutralizing antibodies (NAbs) developed in 25% of the Rebif(R) treated patients. While the effect of neutralizing antibodies on the efficacy of treatment with interferon beta-1a is unknown(2), in the EVIDENCE trial, the development of neutralizing antibodies did not have any observable clinical impact although a difference on mean MRI lesion count was seen. Development of neutralizing antibodies did not affect Rebif(R)'s superiority over Avonex(R) on either the primary endpoint of preventing relapses or on MRI outcome. Patients receiving Rebif(R) who were NAb-positive had fewer relapses than NAb-negative patients receiving Avonex(R). The effect of neutralizing antibodies beyond the 48-week term of the study remains to be determined.

ADDITIONAL INFORMATION
Rebif(R) was approved in the US on March 7, 2002, for the treatment of patients with relapsing forms of multiple sclerosis to decrease the frequency of clinical exacerbations and delay the accumulation of physical disability. Rebif(R), which is co-promoted in the United States by Serono and Pfizer Inc, is the first and only drug to gain exception to the marketing exclusivity provision of the Orphan Drug Act based on superior efficacy. The Orphan Drug Act, enacted in the US in 1983, provides drug makers with commercial incentives to encourage the development of treatments for patients with rare and debilitating diseases.

Rebif(R) was approved in Europe in 1998 and is registered for use in more than 70 countries worldwide. During 2001, Rebif(R) increased its leading position in these countries as the treatment of choice for patients with relapsing forms of MS with a market share of 38% in value terms and sales of $379.6m outside the US.


                                     -more-

---------------
(2) Goodin DS, Frohman EM, Garmany GP, et al. Disease Modifying Therapies in Multiple Sclerosis. Report of the Therapeutics and Technology Assessment Subcommittee of the American Academy of Neurology and the MS Council for Clinical Practice Guidelines. Neurology 2002; 58: 169-178, 175.

The EVIDENCE study was cited in a recent assessment in Neurology(3) of disease modifying therapies in MS.

In that article, the authors emphasized that EVIDENCE was a randomized prospective trial in which both the clinical and MRI outcome measures were assessed in a blinded fashion. As such, the study results qualified as "Class I" evidence of efficacy, the highest classification rating. The authors also reiterated the finding that, at six months, relapse and MRI outcome measures for patients taking Rebif(R) (44 mcg three times weekly) were statistically superior to outcome measures for patients taking Avonex(R) (30 mcg once weekly). Further, they recognized that either the dose, or the frequency of administration or both significantly influenced the treatment outcomes in patients with RRMS.

US residents can find more information about Rebif(R) in the full prescribing information, on line at www.rebif.com or by calling MS LifeLines at
                            -------------
1-877-44REBIF. Patients should be instructed to read the Medication Guide accompanying the product.

                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###


ABOUT  SERONO
Serono, Inc., located in Rockland, MA, is the US affiliate of Serono, S.A., a global biotechnology leader, headquartered in Geneva, Switzerland. The Company has six recombinant products on the market, Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa for injection), Rebif(R) (interferon beta-1a), Serostim(R) [somatropin (rDNA origin) for injection] and Saizen(R) [somatropin (rDNA origin) for injection]. (Luveris(R) is not approved in the USA).(4) In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are seventeen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

                                     -more-

---------------
(3) Ibid.
(4) Package inserts for Serono's US products are available at
    www.seronousa.com or by calling 1-888-275-7376.
    -----------------

ABOUT PFIZER
Pfizer Inc discovers, develops, manufactures and markets leading prescription medicines for humans and animals and many of the world's best-known consumer brands.



FOR MORE INFORMATION, PLEASE CONTACT:

MEDIA RELATIONS           MEDIA RELATIONS
SERONO, INC.              SERONO
ROCKLAND,  MA             GENEVA, SWITZERLAND:
Tel:  +1 781 681 2340     Tel: +41-22 739 36 00
Fax:  +1 781 681 2935     Fax  +41-22-739 30 85
www.seronousa.com         www.serono.com
-----------------         --------------


INVESTOR RELATIONS
SERONO
GENEVA, SWITZERLAND:
Tel:  +41-22 739 36 01
Fax:  +41-22 739 30 22
www.serono.com
--------------


MEDIA RELATIONS
PFIZER
NEW YORK, NY
Tel : 212 733 5260
Fax : 212 808 8799
www.pfizer.com
--------------



                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       SERONO S.A.
                                       a Swiss corporation
                                       (Registrant)



November 26, 2002                      By:   /s/ Jacques Theurillat
                                           ---------------------------------
                                       Name:  Jacques Theurillat
                                       Title: Deputy Chief Executive Officer


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